Exhibit 99.4

NICE Actimize 2023 Fraud Insights Report Reveals Attempted Fraud Transactions
Have Increased By 92% Over Previous Year

The report also noted that Attempted Fraud amounts overtook Account Takeover Fraud amounts with a
45.9% year-over-year increase from 2021 to 2022

 Hoboken, N.J., March 9, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, has released "The 2023 NICE Actimize Fraud Insights Report" that delves deeply into the banking and payments landscape and uncovers the most pressing threats and patterns impacting financial institutions. Leveraging NICE Actimize’s X-Sight AI, which utilizes collective intelligence and Federated Learning to spot emerging threats and suspicious patterns of activity, the report was created by analyzing billions of banking and payments transactions representing over $110 trillion in value.

NICE Actimize’s in-depth research showed that the rise of banking fraud is a growing concern for Financial Institutions (FIs) and consumers alike. Fraudsters are becoming increasingly sophisticated, shifting their tactics from traditional account takeover and unauthorized fraud to more complex authorized payments fraud (scams). This not only complicates the fraud threat landscape, but also puts FIs at risk of double loss scenarios - both first-party and third-party victims.

The report indicated that from 2021 to 2022, attempted fraud transactions skyrocketed by 92% and attempted fraud amounts have soared by 146%. This alarming trend highlights two key points: first, there is a dramatic increase in overall transaction volumes and second, fraudsters are becoming bolder and targeting higher fraud amounts. The report also stated that fraud is not limited to one specific channel; it’s a complex, multi-channel threat that is shaped by digital transformation, changing consumer behaviors and shifting fraud patterns. The report also estimated that the absolute amount of Attempted Authorized Payments Fraud overtook Account Takeover Fraud amounts with a 45.9% year-over-year increase from 2021 to 2022.

“Fraudsters are leveraging faster payments innovation to conduct sophisticated scams involving money mules who transfer funds away from the FI—funds that are often unrecoverable,” said Craig Costigan, CEO, NICE Actimize, “As the digital landscape evolves, so do fraudsters’ tactics. The threats identified in our report are a glaring reminder of the ever-present risk that looms over digital channels and payments. Financial institutions must fortify their defenses, and review digital channel controls, to stay ahead of new and emerging threats.”

As the world moves towards a cashless society, the volume of transactions is increasing, and so too is the amount of fraud across all channels and typologies, including online, mobile, and in-person transactions.  NICE Actimize's research sheds light on this pressing issue and highlights the need for layering in cutting-edge technologies like Machine Learning (ML) and Artificial Intelligence (AI) to identify even the most sophisticated fraud schemes.

The report also indicated the Money Mule-related fraud is a leading challenge facing financial institutions. Money Mules are a key element in authorized payments fraud and scams, new account fraud, and in moving illicitly obtained funds. The report explains that while mules don’t generate direct loss at an FI, they do impact revenue because these accounts aren’t profitable, are costly to acquire and maintain, and expose FIs to regulatory scrutiny and reputational damage.

The NICE Actimize Fraud Insights Report’s data showed that:

•	59% of new account fraud is mule related, and the majority of these accounts demonstrate mule characteristics within 30 days, indicating that fraud is being conducted almost instantly.

•	Money is typically moved in a mule network within two hours before its completely gone, exiting the account within 12 hours.

Using anonymized data, insights for this report were secured across online and offline payments channels, including P2P, ACH, wires, checks, and card transactions.

To download a copy of NICE Actimize’s 2023 Fraud Insights report, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions and government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. In addition, the Company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence, and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.